SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 or 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: January 7, 2000

OAK HILL FINANCIAL, INC.
(Exact Name of Registrant as specified in its charter)

Ohio	0-26876	31-1010517
(State or other jurisdiction of incorporation or organization)	(Commission File No.)	(IRS Employer Identification Number)

14621 State Route 93
Jackson, Ohio 44640
(740) 286-3283
(Address, including zip code, and telephone number including area code of Registrant's principal executive offices)

Not Applicable
(Former name or former address, if changed since last report)

Item 5. Other Events.

On January 7, 2000, Oak Hill Financial, Inc., (“Oak Hill”) issued a news release announcing its earnings for the fourth quarter and three months ended December 31, 1999. The information contained in the news release, which is attached as Exhibit 99 to this Form 8-K, is incorporated herein by this reference.

The information contained or incorporated by reference in this Current Report on Form 8-K may contain forward-looking statements, including certain plans, expectations, goals, and projections, which are subject to numerous assumptions, risks, and uncertainties. Actual results could differ materially from those contained or implied by such statements for a variety of factors, including: changes in economic conditions; movements in interest rates; competitive pressures on product pricing and services; success and timing of business strategies; the nature and extent of legislative and regulatory actions and reforms; and extended disruption of vital infrastructure.

Item 7. Financial Statements and Exhibits.

(c) Exhibits.

Exhibit No.	*Description*
99	Press release of Oak Hill Financial, Inc., dated January 7, 2000, announcing the company’s earnings for the fourth quarter.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: January 12, 2000

OAK HILL FINANCIAL, INC.

By: /s/ H. Tim Bichsel
H. Tim Bichsel, Secretary

EXHIBIT INDEX

Exhibit No.	*Description*
99	Press release of Oak Hill Financial, Inc., dated January 7, 2000, announcing the company’s earnings for the fourth quarter.